EXHIBIT (a)(10)

UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF MASSACHUSETTS

MAXWELL SHOE COMPANY INC., Plaintiff, v. JONES APPAREL GROUP, INC.; and MSC ACQUISITION CORP., Defendants.	) ) ) ) ) ) ) ) ) )	Civil Action No. 04 CV 10635 RGS

AMENDED COMPLAINT

Plaintiff, Maxwell Shoe Company Inc. (“Maxwell Shoe,” or the “Company”), by its undersigned counsel, alleges upon knowledge with respect to itself and its own acts, and upon information and belief as to all other matters, as follows:

SUMMARY OF ACTION

1.    This action arises out of a scheme by Defendants, Jones Apparel Group, Inc. (“Jones”), and MSC Acquisition Corp. (“MSCAC”), to seize control of Maxwell Shoe through a tender offer for Maxwell Shoe’s shares (the “Tender Offer”) and a consent solicitation (the “Consent Solicitation”) seeking to replace the Company’s board of directors (the “Board”), both of which are made in violation of the disclosure requirements and antifraud provisions of the Securities Exchange Act of 1934 (the “Exchange Act”).

2.    On March 23, 2004, Defendants filed a Tender Offer Statement (the “Tender Offer Statement”) with the Securities and Exchange Commission (the “SEC”) pursuant to 15 U.S.C. § 78n(d)(1) or 15 U.S.C. § 78m(e)(1).

3.    On March 23, 2004, Defendants filed a Schedule 14A Consent Statement (the “Consent Statement”) with the SEC pursuant to 15 U.S.C. § 78n(a).

4.    On April 1, 2004 Maxwell Shoe filed this action, challenging as misleading the disclosures made by Defendants in the Tender Offer Statement and Consent Statement.

5.    On April 9, 2004, in response to the filing of this action, Defendants filed a revised Schedule 14A Consent Statement (the “Revised Consent Statement”). In addition, Defendants have filed amendments to their Tender Offer Statement. Defendants have attempted to cure, in their Revised Consent Statement and amendments to their Tender Offer Statement, the defective nature of their original disclosures.

6.    Maxwell Shoe now files this Amended Complaint because, for the reasons discussed below, the Tender Offer Statement, the amendments thereto, and Revised Consent Statement remain replete with material misrepresentations and omissions, in violation of Section 14 of the Exchange Act and rules promulgated thereunder.

7.    The Tender Offer Statement reflects the Tender Offer by Jones and MSCAC to purchase: (i) all issued and outstanding shares of Class A Common stock, par value $.01 per share of Maxwell Shoe, and (ii) unless and until validly redeemed by Maxwell Shoe’s Board, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell Shoe, at a price of $20.00 per share, net to the seller in cash.

8.    The Tender Offer price is and has been more than $2 per share below the Company’s stock price every day since the day after Jones announced its proposal to acquire the Company. The day before the Tender Offer was launched, Maxwell Shoe stock was trading 9.5% higher than the Tender Offer price. The Tender Offer price is only 8.7% above the closing price of the Company’s stock the day before Jones made its public announcement that it was interested in acquiring Maxwell Shoe, and less than 5% over Maxwell’s Shoe’s stock price on January 28, 2004, which was less than one month before Jones publicly announced its interest in purchasing the Company.

9.    The Revised Consent Statement seeks written consents from Maxwell Shoe’s stockholders to take the following actions without a stockholders’ meeting: (i) remove each member of Maxwell Shoe’s Board and any person (other than those elected through Defendants’ consent solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly created directorships; (ii) elect the Defendants’ Nominees described in the Consent Statement to serve as directors of Maxwell Shoe (or, if any such Defendants’ Nominee is unable or unwilling to serve as a director of Maxwell Shoe, any other person designated as a nominee by the remaining nominee or nominees); and (iii) repeal each provision of Maxwell Shoe’s Bylaws or amendments thereto, if any, adopted after January 22, 2004, and before the effectiveness of Defendants’ three proposals in the Consent Statement.

10.    The Tender Offer Statement and the Revised Consent Statement contain materially false and misleading statements and omissions.

11.    Among the material misstatements and omissions, Defendants have failed to disclose business relationships between certain of Defendants’ nominees (“Defendants’ Nominees”) to the Company’s Board and Jones, and the roles of certain of Defendants’ Nominees as directors and/or officers of companies that went bankrupt or were delisted by a stock exchange during or shortly after their tenure. The Revised Consent Statement thus falsely represents that Defendants’ Nominees are “independent” and “highly qualified.”

12.    Defendants’ public filings and public statements also disparage the Board in violation of SEC Rule 14a-9 by stating explicitly or implicitly that the Board is breaching its fiduciary duties to the Company’s stockholders. In fact, Defendants have represented to the Delaware Court of Chancery that they are dismissing their claims that the Board and the Company breached their fiduciary duties to the Company’s stockholders, but have not disclosed this fact in any filing with the SEC.

13.    Defendants also do not fully disclose the facts relating to a Jones subsidiary’s acquisition of the licensor’s rights pursuant to a license for the AK Anne Klein brand name (the “License”), pursuant to which Maxwell Shoe is the licensee. Defendants, although finally disclosing certain information regarding the License after Maxwell Shoe filed the Complaint in this action, still have not disclosed that in August 2003 Jones won the bankruptcy auction for the assets of the company that was the original licensor and that Jones began trying to acquire Maxwell Shoe the next month. This information is material to the Company’s stockholders because it will enable them to understand Jones’s rapacious desire to stand on both sides of the License and enable them to evaluate whether to accept the Tender Offer price.

JURISDICTION AND VENUE

14.    This Court has subject-matter jurisdiction over this action pursuant to 15 U.S.C. § 78aa and 28 U.S.C. § 1331.

15.    Venue is proper in this District pursuant to 15 U.S.C. § 78aa because the Defendants committed acts constituting violations of 15 U.S.C. § 78n in this District. Venue is also proper in this District pursuant to 28 U.S.C. § 1391 because a substantial part of the events or omissions giving rise to Maxwell Shoe’s claims occurred in this District, and a substantial portion of the property that is the subject of this action is situated in this District.

16.    Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201 because an actual controversy exists regarding the propriety of Defendants’ statements and disclosures under Sections 14(a) and 14(e) of the Exchange Act, and SEC Rule 14a-9.

THE PARTIES AND THEIR RELATIONSHIP

The Parties

17.    Plaintiff Maxwell Shoe is a Delaware corporation with its principal place of business at 101 Sprague Street, Readville, Massachusetts. Maxwell Shoe is in the business of designing, developing and marketing casual and dress footwear for women and children.

18.    As of March 23, 2004, Maxwell Shoe had approximately 14,840,056 shares of Class A common stock outstanding and approximately 4,200 beneficial owners. Maxwell Shoe is traded on the NASDAQ National Market under the symbol “MAXS.”

19.    Upon information and belief, based on the Tender Offer Statement, Defendant Jones is a Pennsylvania corporation with its principal executive offices at 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania. As of March 11, 2004, Jones had approximately 126,104,431 shares of common stock outstanding. Jones trades on the New York Stock Exchange under the symbol “JNY.”

20.    Upon information and belief, based on the Tender Offer Statement, Defendant MSCAC is a New York corporation with its principal executive offices at 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania, and is, directly or indirectly, a wholly owned subsidiary of Jones.

Defendants’ Proposal and Maxwell Shoe’s Response

21.    Beginning in September 2003, after Jones had won the public bankruptcy auction of Kasper the previous month, Jones approached Maxwell Shoe to discuss a potential acquisition of the Company by Jones.

22.    On February 18, 2004, Jones’s financial advisor approached the Company and expressed an interest in a transaction pursuant to which Jones would acquire all of the outstanding shares of Maxwell Shoe’s common stock.

23.    On February 25, 2004, Peter Boneparth, the President and Chief Executive Officer of Jones, called Maxwell Shoe’s Chairman and Chief Executive Officer, Mark J. Cocozza, to reiterate Jones’s interest in acquiring all of Maxwell Shoe’s outstanding shares at a price of $20 per share. Shortly after the call on February 25, 2004, Boneparth sent Cocozza a letter confirming Jones’s proposal to acquire all of Maxwell Shoe’s outstanding shares, and stating that Jones intended to publicly announce its proposal. Jones then did publicly announce the proposal.

24.    Later on February 25, 2004, Maxwell Shoe’s Board met telephonically with its legal advisors and Company management to discuss Jones’s proposal and to establish a process for evaluating the proposal. During the meeting, Maxwell Shoe’s Board approved the retention of Lehman Brothers Inc. (“Lehman Brothers”) to act as a financial advisor in connection with Jones’s proposal.

25.    On March 11, 2004, Maxwell Shoe’s Board met in person and telephonically with the Company’s legal and financial advisors to further discuss Jones’s unsolicited proposal. After careful consideration, and following a thorough review of Jones’s proposal with its legal and financial advisors, Maxwell Shoe’s Board determined by unanimous vote that Jones’s offer was financially inadequate and not in the best interests of the Company.

26.    The following day, on March 12, 2004, Cocozza left a telephone message for Boneparth informing him that Maxwell Shoe’s Board had concluded that Jones’s proposal was inadequate, and stating that Maxwell Shoe was not interested in pursuing further discussions regarding Jones’s proposal at that time. Later that day, Cocozza sent Boneparth a letter confirming the decision of the Maxwell Shoe Board regarding Jones’s offer.

27.    Boneparth called Cocozza later on March 12, 2004, and stated that he had received Cocozza’s letter. Cocozza reiterated during this conversation that Maxwell Shoe’s Board had given Jones’s proposal careful consideration and was not interested in pursuing Jones’s proposal further at that time. Boneparth told Cocozza that Jones was going to “move on.”

28.    On March 23, 2004, Defendants filed the Tender Offer Statement and the Consent Statement with the SEC.

29.    On March 23, 2004, Maxwell Shoe issued a press release advising its stockholders to defer taking any action in response to Jones’s unsolicited tender offer until Maxwell Shoe’s Board made a recommendation to stockholders on whether to accept or reject Jones’s offer.

30.    On March 25, 2004, Jones filed with the SEC a Schedule 14A Information pursuant to SEC Rule 14a-12 (the “March 25 Rule 14a-12 Filing”). The March 25 Rule 14a-12 Filing states in part: “Jones, MSC[AC] and, in each case, certain of its officers, directors and nominees for the directorships of Maxwell [Shoe], among others, may be deemed to be participants in the solicitation of Maxwell[ Shoe]’s stockholders.”

31.    On March 25, 2004, pursuant to Delaware General Corporate Law § 213(b), the Board set the record date for the Consent Solicitation (the “Record Date”) as of the close of business on March 25, 2004.

32.    On March 29, 2004, after having carefully considered Defendants’ SEC filings with the assistance of its financial advisor, Lehman Brothers, and its legal advisors, Maxwell Shoe announced that its Board had decided to reject the Tender Offer.

33.    On March 30, 2004, MSCAC filed suit (the “Section 220 Action”) against Maxwell Shoe in the Delaware Court of Chancery to obtain books and records of the Company related to the setting of the Record Date, and moved for expedited proceedings.

34.    On March 31, 2004, MSCAC and Jones filed another suit against Maxwell Shoe and each of its directors (the “Section 213 Action”) alleging breaches of contract and of fiduciary duty in the setting of the Record Date, and moved for expedited proceedings and discovery.

35.    On March 31, 2004, Jones issued a press release, which it filed with the SEC as an exhibit to SEC Form 8-K (the “March 31 Press Release”). The March 31 Press Release states in part, “Jones, MSC[AC] and, in each case, certain of its officers, directors and nominees for the directorships of Maxwell [Shoe], among others, may be deemed to be participants in the solicitation of Maxwell[ Shoe]’s stockholders.”

36.    On April 1, 2004, Jones also filed the March 31 Press Release with the SEC on Schedule 14A pursuant to SEC Rule 14a-12.

37.    On April 1, 2004, Defendants filed with the SEC Amendment No. 1 to the Tender Offer Statement (“TO Amendment No. 1”).

38.    Maxwell Shoe filed this action on April 1, 2004. On April 7, 2004, the Company moved for expedited scheduling and discovery, and for a preliminary injunction.

39.    On April 2, 2004, Defendants filed with the SEC a Schedule 14A Information pursuant to SEC Rule 14a-12 (the “April 2 Rule 14a-12 Filing”). The April 2 Rule 14a-12 Filing contains a transcript of a conference call among Boneparth, Jones Chief Financial Officer Wesley Card, and financial analysts. The April 2 Rule 14a-12 Filing states in part, “Jones, MSC[AC] and, in each case, certain of its officers, directors and nominees for the directorships of Maxwell [Shoe], among others, may be deemed to be participants in the solicitation of Maxwell[ Shoe]’s stockholders.”

40.    On April 2, 2004, Defendants filed with the SEC Amendment No. 2 to their Tender Offer Statement.

41.    On April 6, Defendants filed with the SEC Amendment No. 3 to their Tender Offer Statement.

42.    On April 6, 2004, Defendants filed with the SEC a Schedule 14A Information pursuant to SEC Rule 14a-12.

43.    On April 7, 2004, during a telephonic hearing before the Delaware Court of Chancery, MSCAC stated it would dismiss the Section 220 Action in its entirety, and MSCAC and Jones said they would dismiss three of the four counts of the Section 213 Action, including any claim for breach of fiduciary duty, leaving only the breach-of-contract claim in that action. MSCAC and Jones also withdrew their request for expedited discovery.

44.    April 8, 2004, Defendants filed with the SEC Amendment No. 4 to their Tender Offer Statement.

45.    April 9, 2004, Defendants filed with the SEC Amendment No. 5 to their Tender Offer Statement.

DEFENDANTS’ MATERIAL MISSTATEMENTS AND OMISSIONS

Defendants’ Materially Misleading

Statements and Omissions in the Tender Offer Statement

46.    The Tender Offer Statement contains materially false and misleading statements and also omits material information about Defendants’ proposed acquisition of Maxwell Shoe.

47.    The Tender Offer Statement asserts that Defendants’ proposal “provides [an] attractive premium” to Maxwell Shoe stockholders.

48.    Boneparth has asserted that the proposal “provides an outstanding opportunity for your stockholders to maximize the value of their investment in Maxwell Shoe.”

49.    Defendants’ omission of a factual foundation or analysis to support the statements set forth in the preceding two paragraphs is materially false and misleading in violation of Section 14(e) of the Exchange Act.

50.    Defendants’ Tender Offer Statement fails to provide any explanation, factual foundation, or analysis as to why an offer of $20 per share is financially adequate, let alone why it should be accepted by Maxwell Shoe’s stockholders, given that the day before the Tender Offer was launched, the stock of Maxwell Shoe was trading 9.5 percent higher, at $22.09.

51.    The Tender Offer Statement also fails to disclose that, at the time Jones first contacted Maxwell Shoe about acquiring the Company, Jones already had won the public bankruptcy auction of Kasper A.S.L., Ltd. (“Kasper”), then the owner of the AK Anne Klein brand name and the licensor under the License.

52.    Jones’s acquisition of Kasper in August 2003, its overture to Maxwell Shoe in September 2003 about acquiring the Company, and the Tender Offer are substantially related, and reasonable stockholders of Maxwell Shoe would consider details of that relationship material to their consideration of and decision with respect to, the Tender Offer.

53.    Defendants’ failure to disclose the timing and nature of the Kasper acquisition, or the Jones directors’ analysis of the strategic relationship between the Kasper acquisition and the proposed acquisition of Maxwell Shoe, constitute material omissions in violation of Section 14(e) of the Exchange Act.

54.    The Amendments to the Tender Offer Statement suggest that Jones acquired Kasper only in December 2003, when in fact it had won the bankruptcy auction in August 2003,

and had begun approaching Maxwell Shoe in September 2003 concerning a possible acquisition of the Company.

55.    Without this information about the relationship between Jones and the License, the Company’s stockholders cannot understand the extent of Jones’s motivation for the Tender Offer or make an informed decision as to whether $20 per share is a fair price given the intensity of Jones’s efforts to stand on both sides of the License.

56.    The Tender Offer Statement characterizes Defendants’ Nominees as “highly qualified.”

57.    Reasonable stockholders of Maxwell Shoe would consider material to their decision regarding whether to tender their shares the histories of Defendants’ Nominees, as detailed below, as directors and/or managers of companies that went into bankruptcy and/or were delisted. Reasonable stockholders of Maxwell Shoe also would consider material to their decision regarding whether to tender their shares the ineligibility of Director Nominee Harold Leppo to serve as a director of Maxwell Shoe under the Company’s Bylaws.

58.    The omission of this information, as well as the materially false and misleading statement that Defendants’ Nominees are “highly qualified,” violate Section 14(e) of the Exchange Act.

Defendants’ Materially Misleading Statements

and Omissions Related to the Consent Solicitation

59.    The Revised Consent Statement contains numerous materially misleading statements and omissions.

Undisclosed Affiliations and Conflicts among Defendants’ Nominees

60.    The Revised Consent Statement states that Defendants’ Nominees will exercise “independent judgment.”

61.    The Revised Consent Statement fails to disclose that several of Defendants’ proposed directors have material conflicts of interest.

62.    Each of Defendants Schedule 14A Information filings with the SEC pursuant to SEC Rule 14a-12 state that Defendants’ Nominees “may be deemed to be participants in the solicitation of Maxwell[ Shoe]’s stockholders.”

63.    The Revised Consent Statement does not disclose that Defendants’ Nominees may be deemed to be participants in the solicitation of Maxwell Shoe’s stockholders.

64.    The Revised Consent Statement discloses that Defendants’ Nominee Robert Martin was Senior Vice President and Chief Financial Officer, International for Sunbeam Corporation (“Sunbeam”) from 1999 to 2000.

65.    The Revised Consent Statement fails to disclose that Jones Director Howard Gittes served as a director of Sunbeam from 1998 to 2000, and was the Chairman of Sunbeam’s Compensation Committee in 1999, which included the time Martin was employed as a senior executive there.

66.    Martin is not independent of Jones.

67.    The Revised Consent Statement identifies Michael Koeneke, the Managing Member of Knightspoint Partners LLC (“Knightspoint”), as one of Defendants’ Nominees. It states that from 1997 through 2002, Koeneke was co-head and then Chairman of Global Mergers and Acquisitions at Merrill Lynch & Co., Inc. (“Merrill Lynch”).

68.    Upon information and belief, Koeneke became co-head of Mergers and Acquisitions at Merrill Lynch in 1993.

69.    In 1994, Merrill Lynch underwrote a public offering of 3.1 million shares of Jones stock, offered in part by Jones Director Sidney Kimmel.

70.    In 1997, Merrill Lynch underwrote a public offering of 4.5 million shares of Jones stock.

71.    The Revised Consent Statement does not disclose the interlocking relationships among Merrill Lynch, Jones, Kimmel, and Koeneke.

72.    The Revised Consent Statement also does not disclose that Koeneke was the nominee of Simon Property Group (“Simon”) in its attempted takeover of Taubman Centers, Inc.

73.    The Revised Consent Statement does not disclose that Simon does business with Jones and/or its subsidiaries in connection with the retail stores operated by Jones in malls owned by Simon.

74.    Koeneke is not independent of Jones.

75.    The Revised Consent Statement fails to disclose that, upon information and belief, Jones is a client of a company for whom Defendants’ Nominee Harold Leppo does consulting work.

76.    In a January 13, 2003 press release from Berns Communications Group, LLC, on behalf of Financo, Inc. (“Financo”), Leppo is identified as one of several consultants hired to form a newly created global consulting division.

77.    A July 8, 2003 article in Investor’s Business Daily identifies Jones as a client of Financo.

78.    Leppo is not independent of Jones.

79.    Reasonable stockholders of Maxwell Shoe would consider Defendants’ Nominees’ conflicts of interest and undisclosed relationships with Jones and Jones’s affiliates material to their decision regarding whether to provide their written consents.

80.    These misstatements and omissions render the Consent Statement materially false and misleading.

False and Misleading Statements about Defendants’ Nominees’ Qualifications

81.    The Revised Consent Statement states that Defendants’ Nominees “are highly qualified individuals . . . .”

82.    The Revised Consent Statement states that Defendants do not expect “that any of [Defendants’] Nominees will be unable . . . to serve” as directors of Maxwell Shoe.

83.    Upon information and belief, prior to filing the Consent Statement and the Revised Consent Statement, Defendants and/or their agents had a copy of and were familiar with the contents of Maxwell Shoe’s Bylaws, as amended and restated on March 29, 1999 (the “Bylaws”).

84.    Section 3.2 of the Bylaws provides: “

No person shall be qualified or eligible to serve as a director of the [Company] if, at the time of such person’s nomination, election or appointment as a director (whether by a vote at a meeting of the stockholders, by action by written consent or by appointment by the board of directors of the [Company]): (a) an Attempted Transaction is pending, and (b) such person (or person having any business, financial, or familial relationship with such person that would reasonably be expected to affect such person’s judgment in a manner adverse to the [Company]) (i) is, or was within the two years preceding such nomination, election or appointment, a director, officer, employee, consultant, advisor, agent, representative or Affiliate of an Interested Party . . . .

85.    The Tender Offer and Consent Solicitation are each an “Attempted Transaction” within the meaning of Bylaws section 3.2.

86.    Jones is an “Interested Party” within the meaning of Bylaws section 3.2.

87.    Upon information and belief, within the past two years, Financo has been a “consultant, advisor, agent, [and/or] representative” to Jones, within the meaning of Bylaws section 3.2.

88.    Upon information and belief, within the past two years, Defendants’ Nominee Leppo has been either a “consultant” to Jones and/or has had a “business [and/or] financial” relationship with Financo, “that would reasonably be expected to affect such person’s judgment in a manner adverse to” Maxwell Shoe, within the meaning of Bylaws section 3.2.

89.    Upon information and belief, Leppo is ineligible to serve as a director of Maxwell Shoe pursuant to section 3.2 of the Bylaws.

90.    Defendants do not disclose that Leppo is ineligible to serve as a director of Maxwell Shoe pursuant to section 3.2 of the Bylaws.

91.    Reasonable stockholders of Maxwell Shoe would consider material to their decision whether to give their consents the fact that one of Defendants’ Nominees is ineligible to serve on the Board.

92.    The Revised Consent Statement states that Leppo was a director of Filene’s Basement Corp. (“Filene’s”) from 1993 to 2000. The Revised Consent Statement fails to disclose that Filene’s filed for bankruptcy in 1999.

93.    The Revised Consent Statement states that Leppo was a director of J. Baker, Inc., from 1997 to 2003. The Revised Consent Statement fails to disclose that J. Baker, Inc., legally changed its name to Casual Male Corp. in February 2001 and filed for bankruptcy under that name in May 2001.

94.    The Revised Consent Statement states that Leppo was a director of Home Base Inc. (“Home Base”) from 2001 to 2003. The Revised Consent Statement fails to disclose that, in fact, Leppo became a director of Home Base in December 1998 and remained on its board of directors until the company, after changing its name to House2Home, filed for bankruptcy in November 2001 and had its assets liquidated early the following year.

95.    The Revised Consent Statement states that Defendants’ Nominee Allan H. Corn left Michael Anthony Jewelers, Inc. (“Michael Anthony”), as Chief Financial Officer in December 2003 after 13 years, and that since 1989 he has been, and continues to serve as, a director of Michael Anthony.

96.    The Revised Consent Statement fails to disclose that, at the time Corn left as Chief Financial Officer, Michael Anthony had suffered losses for six straight quarters and had seen an operating profit of $4.2 million for fiscal 2002 turn into an operating loss of $4.5 million for fiscal 2003.

97.    The Revised Consent Statement also fails to disclose that Michael Anthony was delisted from the American Stock Exchange on February 20, 2004.

98.    The Revised Consent Statement fails to disclose Corn’s role as a director and as chief financial officer in running Michael Anthony into the ground and destroying the value of its equity.

99.    The Revised Consent Statement should disclose the Defendants’ Nominees’ history as directors and/or managers of failed businesses. Reasonable stockholders of Maxwell Shoe would consider material to their decision whether to give their consents this history of Defendants’ Nominees and the risk that the equity value of Maxwell Shoe would be destroyed on the Defendants’ Nominees’ watch, just as the equity values of the previous companies with which they were affiliated were destroyed.

100.    These misstatements and omissions regarding the Defendants’ Nominees’ qualifications render the Revised Consent Statement materially false and misleading, and deprive the Company’s stockholders of the information that they require in order to evaluate whether

Defendants’ Nominees have the necessary industry experience and competence to serve as directors of the Company.

Undisclosed Facts Relating to the License and the Acquisition

101.    The Revised Consent Statement fails to disclose that Jones won the bankruptcy auction for Kasper, whose assets included the rights as licensor under the License, in August 2003.

102.    The Revised Consent Statement fails to disclose that Jones began approaching Maxwell Shoe in September 2003 about acquiring the Company.

103.    These facts materially reflect upon the great extent to which Defendants desire to stand on both sides of the License.

104.    Reasonable stockholders of Maxwell Shoe would consider the timing of Jones’s winning of the Kasper bankruptcy auction and Jones’s first approach to the Company about an acquisition material to their decision regarding whether to provide their written consents.

105.    Accordingly, these omissions are materially misleading in violation of Section 14(a) of the Exchange Act and Rule 14a-9.

106.    The cover letter to Maxwell Shoe’s stockholders accompanying the Revised Consent Statement states that the Tender Offer price “represents a premium of 13.7%” over the close of the Company’s stock price “on February 18, 2004, the day [Defendants] informed Maxwell [Shoe] of” the proposal to acquire all of the Company’s stock.

107.    The statement described in the preceding paragraph is materially misleading because it fails to disclose that Defendants informed the Company of the proposal confidentially. It is further misleading because the Tender Offer price represents only an 8.7% premium over the Company’s stock’s price on February 24, 2004, the day before Defendants announced their proposal publicly.

108.    Reasonable stockholders of Maxwell Shoe would consider their stock’s price immediately prior to the announcement of the proposal and the Tender Offer’s premium over that pre-announcement price material to their decision whether to give their written consents to the Consent Solicitation.

Misleading Statements about the Process and Consequences of Giving Consent

109.    In the April 2 Rule 14a-12 Filing (transcript of a March 31, 2004 conference call with analysts), Jones’s Boneparth stated, “We’re not shareholders of Maxwell [Shoe], obviously . . . .”

110.    Defendants’ Consent Statement and Revised Consent Statement both assert that Jones and MSCAC each owned 50 shares of Maxwell Shoe stock as of March 22, 2004, and the Revised Consent Statement contains no statement that either Defendant has divested itself of that stock.

111.    Boneparth’s statement described in the paragraph 107 above is materially false and misleading, and would confuse a reasonable shareholder of Maxwell Shoe as to Defendants’ status vis-à-vis the Company.

112.    The Revised Consent Statement states that “consent to the proposals does not obligate you to tender your Shares in the offer.”

113.    The statement in the previous paragraph is materially misleading.

114.    The Revised Consent Statement does not disclose that, if the Defendants’ Nominees take control of Maxwell Shoe and support the Tender Offer, and if a majority of Maxwell Shoe’s shares are tendered, then the remaining minority stockholders will be forced to surrender their shares as part of a “second-step” merger.

115.    The Revised Consent Statement does not disclose that submitting a consent to the proposals could result in Defendants’ Nominees forcing those Maxwell Shoe stockholders who did not tender their shares to surrender their equity interest in Maxwell Shoe at a price they believe is too low.

116.    The Revised Consent Statement also fails to include information about the proposed acquisition as required by Item 14 of Schedule 14A.

117.    Pursuant to Item 14 of Schedule 14A, when the matter to be voted upon also involves other matters that stockholders will not subsequently be permitted to vote upon, then information with respect to those other matters must also be provided in accordance with the standards under Item 14 of Schedule 14A.

118.    In the Revised Consent Statement, Defendants state that “[s]ubject to their fiduciary duties, [Defendants’ Nominees] are expected to support the [Tender Offer] and the [proposed acquisition].”

119.    If the Consent Solicitation succeeded, the Company’s shareholders would not have an opportunity thereafter to vote upon the proposed acquisition by Jones.

120.    Reasonable stockholders of Maxwell Shoe would consider these potential consequences of giving their consent material to their decision whether to provide their written consent.

121.    Defendants’ failure to provide information about the proposed acquisition, and, specifically, financial information with respect to Jones and the Company that Schedule 14A would require if the Company’s shareholders were subsequently going to be permitted to vote upon the proposed acquisition, constitutes a violation of Item 14 of Schedule 14A, Section 14(a) of the Exchange Act, and Rule 14a-9.

Defendants’ Disparagement of the Board

122.    The letter to Maxwell Shoe’s stockholders filed with the Revised Consent Statement states that Defendants “believe that the current directors of Maxwell [Shoe] are not acting, and will not act, in your best interests with respect to the offer.”

123.    The Revised Consent Statement states that Defendants “believe that the current members of [the Company’s] Board of Directors are not acting in your best interests with respect to the offer.”

124.    In the April 2 Rule 14a-12 Filing, Boneparth, referring to Maxwell Shoe’s Board, stated: “[I]n the age we’re living in today with corporate governance and board accountability it seems to us that there has been a series of fairly irresponsible acts.”

125.    The statements described in the preceding three paragraphs disparage the Board and are materially false and misleading, in violation of SEC Rule 14a-9, by implying that the Board members are not exercising their fiduciary duties to the Company’s stockholders.

126.    These unsupported assertions are particularly misleading in light of Defendants’ lowball offer to the Company’s shareholders, the significant, unique benefits that the proposed acquisition would afford to Jones and its subsidiaries, and Jones’ failure to disclose to the stockholders of Maxwell Shoe facts sufficient to adequately assess those matters.

127.    The March 31 Press Release — which Jones filed with the SEC on Forms 8-K and Schedule 14A, and as an exhibit to TO Amendment No. 1 — stated in part, “The Maxwell [Shoe] Board’s conduct [in setting the Record Date] also constitutes a breach of the directors’ fiduciary duties owed to Maxwell [Shoe] stockholders under Delaware law.”

128.    TO Amendment No. 1 states in part, “Maxwell[ Shoe]’s setting of a purported record date for a solicitation that has not been commenced constitutes . . . a breach of

Maxwell[ Shoe]’s directors’ fiduciary duties to the Company and its stockholders under Delaware law.”

129.    On April 7, 2004, during a telephonic hearing before the Delaware Court of Chancery, MSCAC stated it would dismiss the Section 220 Action in its entirety, and MSCAC and Jones said they would dismiss three of the four counts of the Section 213 Action, including all claims related to the Board’s alleged breach of fiduciary duty in setting the Record Date. Such dismissal leaves only the breach of contract claim in the Section 213 Action. MSCAC and Jones also withdrew their request for expedited discovery.

130.    The Revised Consent Statement, filed April 9, 2004, twice states that Defendants “will promptly inform you when the Court of Chancery has resolved this issue” related to the Board’s setting of the Record Date.

131.    Defendants’ repeated false statements that the Board breached its fiduciary duty in setting the Record Date, their touting of the Section 213 Action they filed in Delaware Chancery Court, and their representation in a document filed two days after they agreed to withdraw their fiduciary duty claims that they would advise the public “promptly” about court developments relating to the Record Date constitute material, false, misleading and disparaging statements about the Board in violation of SEC Rule 14a-9.

132.    Reasonable stockholders of Maxwell Shoe would find Defendants’ lies regarding, and frivolous lawsuits against, the Board material to their decision whether to give their consents to Defendants’ proposals.

COUNT I

(Violation of 15 U.S.C. § 78n(a) and 17 C.F.R. 240.14a-9)

133.    Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 132 as if fully set forth herein.

134.    Defendants are presently engaged in a consent solicitation governed by Section 14(a) of the Exchange Act.

135.    For the reasons set forth above, Defendants’ Revised Consent Statement and its other statements in connection with its Consent Solicitation are misleading and omit material facts.

136.    Defendants’ Consent Statement and other communications with the market in conjunction with their consent solicitation violate Section 14(a) of the Exchange Act and SEC Rule 14a-9.

137.    Defendants have made the materially misleading statements and omissions described herein with the requisite state of mind under Section 14(a) of the Exchange Act and SEC Rule 14a-9.

138.    Accordingly, Maxwell Shoe is entitled to a declaration that Defendants’ Consent Statement as well as their other communications with the market in conjunction with their consent solicitation violate Section 14(a) of the Exchange Act and SEC Rule 14a-9.

139.    Maxwell Shoe has no adequate remedy at law.

COUNT II

(Violation of 15 U.S.C. § 78n(a) and 17 C.F.R. 240.14a-9)

140.    Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 139 as if fully set forth herein.

141.    Defendants’ material misstatements and omissions, as set forth above, violate Section 14(a) of the Exchange Act and SEC Rule 14a-9. If Defendants’ statements are not corrected, Maxwell Shoe’s stockholders will be deprived of the full and accurate information to which they are entitled. Failing the correction of Defendants’ statements, Maxwell Shoe and its stockholders will be irreparably harmed.

142.    Defendants have made the materially misleading statements and omissions described herein with the requisite state of mind under Section 14(a) of the Exchange Act and SEC Rule 14a-9.

143.    Accordingly, Maxwell Shoe is entitled to a permanent injunction requiring Defendants to correct by public means its material misstatements and omissions.

144.    Maxwell Shoe has no adequate remedy at law.

COUNT III

(Violation of 15 U.S.C. § 78n(e))

145.    Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 144 as if fully set forth herein.

146.    For the reasons set forth above, Defendants’ statements in connection with their proposed consent solicitation and exchange offer are materially misleading and constitute fraudulent, deceptive or manipulative acts. Further, these statements have interfered with the right of Maxwell Shoe’s stockholders to full and accurate information.

147.    Defendants have made these false and materially misleading statements recklessly, knowingly or intentionally.

148.    Accordingly, Maxwell Shoe is entitled to a declaration that Defendants’ statements and disclosures in conjunction with its proposed consent solicitation and exchange offer violate Section 14(e) of the Exchange Act.

149.    Maxwell Shoe has no adequate remedy at law.

COUNT IV

(Violation of 15 U.S.C. § 78n(e))

150.    Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 149 as if fully set forth herein.

151.    Defendants’ material misstatements and omissions and fraudulent, deceptive or manipulative acts, as set forth above, violate Section 14(e) of the Exchange Act. If Defendants’ statements are not corrected, Maxwell Shoe’s stockholders will be deprived of the full and accurate information to which they are entitled. Failing the correction of Defendants’ statements, Maxwell Shoe and its stockholders will be irreparably injured.

152.    Defendants have made these false and materially misleading statements recklessly, knowingly or intentionally.

153.    Accordingly, Maxwell Shoe is entitled to a permanent injunction requiring Defendants to correct by public means its material misstatements and omissions or otherwise fraudulent, deceptive or manipulative acts or statements.

154.    Maxwell Shoe has no adequate remedy at law.

COUNT V

(Violation of 15 U.S.C. § 78n(a), (e), and 17 C.F.R. 240.14a-9)

155.    Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 154 as if fully set forth herein.

156.    Defendants’ material misstatements and omissions, as set forth above, violate Sections 14(a) and 14(e) of the Exchange Act and SEC Rule 14a-9, and subject Plaintiff to irreparable injury.

157.    Defendants have made the materially misleading statements and omissions described herein with the requisite state of mind under Section 14(a) and (e) of the Exchange Act and SEC Rule 14a-9.

158.    Accordingly, Maxwell Shoe is entitled to a permanent injunction against Defendants preventing them from (i) disseminating the Consent Statement containing the false and misleading statements and omissions as alleged herein; from (ii) making any additional material misstatements or omissions in connection with, or otherwise related to, Defendants’ tender offer; and from (iii) making a proxy consent solicitation and/or tender offer to Maxwell Shoe’s stockholders.

159.    Maxwell Shoe has no adequate remedy at law.

REQUEST FOR RELIEF

WHEREFORE, Plaintiff prays for a judgment against Defendants as follows:

a)    declaring that Defendants’ Consent Statement and Tender Offer Statement violate Section 14(a) of the Exchange Act and SEC Rule 14a-9;

b)    declaring that Defendants’ Consent Statement and Tender Offer Statement violate Section 14(e) of the Exchange Act;

c)    ordering Defendants to correct by public means its material misstatements and omissions, and to file with the SEC accurate disclosures required by Sections 14(a) and 14(e) of the Exchange Act;

d)    enjoining Defendants from disseminating its false and misleading Consent Statement and from making any additional material misstatements or omissions;

e)    enjoining Defendants from making a proxy consent solicitation and/or tender offer to Maxwell Shoe’s stockholders.

f)    awarding Plaintiff its costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and

g)    granting Plaintiff such other and further relief as this Court may deem just and proper.

Dated: Boston, Massachusetts
April 15, 2004
Respectfully submitted,

Maxwell Shoe Company Inc.
Of Counsel:	By Its Attorneys

/s/ Jordan D. Hershman
Adam H. Offenhartz	Jordan D. Hershman (BBO # 553709)
Jennifer H. Rearden	Roger A. Lane (BBO #551368)
Robert E. Malchman (BBO #555071)	Kenneth I. Weissman (BBO #653834)
GIBSON, DUNN & CRUTCHER LLP	TESTA, HURWITZ & THIBEAULT, LLP
200 Park Avenue, 47th Floor	125 High Street
New York, N.Y. 10166-0193	Boston, Massachusetts 02110
Telephone (212) 351-4000	Telephone (617) 248-7000
Facsimile (212) 351-4035	Facsimile (617) 248-7100

CERTIFICATE OF SERVICE PURSUANT TO L.R. 5.2(b)(2)

I hereby certify that on April 15, 2004, a true copy of the Amended Complaint was served by hand upon counsel of record for each Defendant.

/s/ Dawn M. Perlman
Dawn M. Perlman